DDC ENTERPRISE LIMITED

Room 3-6, 4/F, Hollywood Center

233 Hollywood Road

Sheung Wan, Hong Kong

Via Edgar

February 3, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: DDC Enterprise Ltd (the “Company”)

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted January 9, 2023

CIK No. 0001808110

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated January 25, 2023 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Cover Page

1.	We note your response to comment 1 and your statement that “As of April 2022, all such contractual arrangements with the VIEs have been terminated.” Please revise to clarify that only the contractual arrangements with Shanghai Weishi Information Technology Co., Ltd., Shanghai City Modern Agriculture Development Co., Ltd., Shanghai City Vegetable Production and Distribution Co-op, Shanghai Jiapin Vegetable Planting Co-op, Shanghai Jiapin Ecological Agriculture Co-op have been terminated as of April 2022. Please make corresponding changes throughout the prospectus.

Response: We respectfully advise the Staff that we have revised the relevant pages in the Amended F-1.

Prospectus Summary

Business Model, page 1

2.	We note your disclosure in response to comment 5. Please revise your disclosure on page 2 to state that your independent auditor has raised substantial doubt as to your ability to continue as a going concern.

Response: We respectfully advise the Staff that we have revised page 2 of the Amended F-1.

Corporate History and Structure, page 8

3.	We note your disclosure on page 9 regarding the Mengwei VIE. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: We respectfully advise the Staff that we have revised page 9 of the Amended F-1.

Requisite Licenses and Approvals for Our Operations, page 13

4.	Please specify which VIEs are reflected in the tables.

Response: We respectfully advise the Staff that we have revised pages 14 to 17 of the Amended F-1.

Transfer of Cash Through our Organization, page 17

5.	Please revise your disclosure to state that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: We respectfully advise the Staff that we have revised page 18 of the Amended F-1.

Risk Factors

Risks Related to Doing Business in China and Hong Kong, page 53

6.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response: We respectfully advise the Staff that we have revised page 55 of the Amended F-1.

Use of Proceeds, page 79

7.	We note your revisions in response to comment 18. Please provide the total balance of the loan to be repaid. Disclose the interest rate and maturity of the indebtedness and, if the indebtedness was incurred within the past year, describe the uses to which the proceeds of such indebtedness were put.

Response: Response: We respectfully advise the Staff that we have revised page 79 of the Amended F-1 and submits that the indebtedness was incurred before December 31, 2021, which was not within the past year. As such, the uses to which the proceeds of the indebtedness were not further described herein.

Index to the Consolidated Financial Statements, page F-1

8.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.

Response: We respectfully advise the Staff that the Company will include its audited financial statements for the year ended December 31, 2022 in its first public filing to comply with Item 8.A.4 of Form 20-F.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Norma Chu
DDC Enterprise Limited
Chief Executive Officer
Encl.